SCHEDULE 13G

Amendment No. 3
Ace Aviation Holdings Incorporated
Class B Common Stock
Cusip #00440P102


Cusip #00440P102
Item 1:	Reporting Person - FMR Corp.
Item 4:	Delaware
Item 5:	4,151,600
Item 6:	0
Item 7:	4,151,600
Item 8:	0
Item 9:	4,151,600
Item 11:	17.250%
Item 12:	    HC


Cusip #00440P102
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	4,151,600
Item 8:	0
Item 9:	4,151,600
Item 11:	17.250%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)




Item 1(a).	Name of Issuer:

		Ace Aviation Holdings Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		7373 Cote Vertu West Boulevard
		Saint Laurent, Quebec  H4Y 1H4
		Canada

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Class B Common Stock

Item 2(e).	CUSIP Number:

		00440P102

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	4,151,600

	(b)	Percent of Class:	17.250%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	4,151,600

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	4,151,600

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Common Stock of Ace Aviation Holdings
Incorporated.  No one person's interest in the Class B
Common Stock of Ace Aviation Holdings Incorporated is more than five percent of the total outstanding Class B
Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007
Date

/s/Eric D. Roiter
Signature

Eric D, Roiter
Duly authorized under Power of Attorney
dated December 30, 1997 by and on behalf of FMR Corp. and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pyramis Global Advisors, LLC ("PGALLC"), 53 State Street, Boston, Massachusetts, 02109, an indirect wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 4,151,600 shares or 17.250% of the outstanding Class B Common Stock of Ace Aviation Holdings Incorporated as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares.

	Edward C. Johnson 3d and FMR Corp., through its control of PGALLC, each has sole dispositive power over 4,151,600 shares and sole power to vote or to direct the voting of 4,151,600 shares of Class B Common Stock owned by the institutional accounts or funds advised by PGALLC as reported above.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR Corp., are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR Corp., representing 49% of the voting power of FMR Corp.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 14, 2007, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Class
B Common Stock of Ace Aviation Holdings Incorporated at
December 31, 2006.

	FMR Corp.

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney dated
December 30, 1997, by and on behalf of FMR Corp. and its
direct and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney dated
December 30, 1997, by and on behalf of Edward C. Johnson
3d

	Pyramis Global Advisors, LLC

	By /s/Mike Howard
	Mike Howard
	Senior Vice President
	and Chief Financial Officer
	Duly authorized under Board of
	Directors resolution dated
	September 26, 2005.